1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
December 7, 2022	www.integraresources.com

INTEGRA ANNOUNCES OXIDE DRILL RESULTS FROM DELAMAR STOCKPILE DRILL PROGRAM: 0.51 g/t
GOLD EQUIVALENT OVER 84 M AND 0.49 g/t GOLD EQUIVALENT OVER 70 M, DEMONSTRATING
PROOF OF CONCEPT FOR MINERALIZED STOCKPILES

  Drill results from DeLamar stockpile drill program include:
    NDM22-032: 0.31 grams per tonne ("g/t") gold ("Au") and 16.12 g/t silver ("Ag") (0.51 g/t gold equivalent ("AuEq")) over 83.82 meters ("m")
    NDM22-122: 0.27 g/t Au and 17.25 g/t Ag (0.49 g/t AuEq) over 70.11 m
    NDM22-137: 0.29 g/t Au and 15.34 g/t silver Ag (0.48 g/t AuEq) over 67.05 m
    NDM22-135: 0.26 g/t Au and 18.02 g/t Ag (0.50 g/t AuEq) over 86.87 m
  This drill program is designed to test a portion of the approximately 60 million tonnes ("Mt") of low-grade gold-silver mineralized material that was stockpiled and/or used as backfill by previous mine operators at DeLamar from the 1970s to the late 1990s.
    These drill results are the first ten assays of the 11,000 m stockpile drill program underway.
  The drill results announced today further support the Company's belief that this stockpiled and/or backfill material, much of which was being handled and moved as part of the DeLamar Pre-feasibility Study ("PFS") mine plan, should be of sufficient grade and tonnage to extend the mine life of the proposed heap leach operation.
  The Company has one sonic drill rig on Stockpile 2, one RC Rig on Stockpile 1, and plans on increasing the number of drill rigs on site for the stockpile drill program to three by January 2023, given the success of this first phase.
  Material drilled to date is primarily oxide with some transitional material. Cyanide shakes are being performed on drilled material and suggest high heap leach recovery potential. Based on previous metallurgical work at DeLamar, cyanide shakes correlate well with bottle roll tests and column test work which will also be performed on this material.
    Preliminary metallurgical work on these drill results shows Au and Ag recoveries of greater than 70%.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce drill results from the DeLamar Project ("DeLamar" or the "Project") located in southwestern Idaho. The drill results announced today are the first ten drill holes from the 11,000 m stockpile drill program at DeLamar. This drill program will test a portion of the estimated 60 Mt of low-grade stockpiled mineralized material at the DeLamar and Florida Mountain deposits, resulting in better understanding of resource potential and grade variability.

"We are pleased to announce that the first round of shallow drill holes completed into the North DeLamar Backfill provide a preliminary "proof-of-concept" that a significant amount of value in terms of gold and silver content resides in this stockpiled and backfilled material. The first ten drill holes released today provide further confidence that this stockpiled and backfilled mineralized material has the potential to materially increase the heap leach mine life at DeLamar. Based on the first drill holes, this material is oxidized and is within the grade range expected by the Company of 0.3 g/t to 0.6 g/t AuEq. Potential gold cyanide solubility from cyanide shake testwork, indicative of potential heap leach gold recoveries, has also shown to be excellent in this first round of drilling. The first drill results from this program have exceeded our expectations and prompted the Company to increase the number of drill rigs on the Project to expedite the drill program," noted George Salamis, President and CEO of the Company. "Continued success in drilling this material should result in an updated resource estimate in the first half of 2023. If just a portion of this 60 Mt can be included in a future mine plan, the economic benefits from an increased mine life could be significant. The Company has completed approximately 2,500 m of drilling on these stockpiles and expects continued drill results over the next few months."

The following table highlights selected intercepts from North DeLamar Backfill drill results announced today:

Drill Hole	From (m)	To (m)	Interval (m)(1)(2)	g/t Au	g/t Ag	g/t AuEq(3)	AuCN Recovery (%)(4)
NDM22-024	3.05	36.58	33.53	0.28	14.43	0.46	66.15
NDM22-032	3.05	86.87	83.82	0.31	16.12	0.51	75.52
NDM22-033	1.52	44.20	42.68	0.25	17.91	0.48	77.45
NDM22-034	3.05	12.19	9.14	0.40	38.42	0.89	68.83
NDM22-122	1.52	71.63	70.11	0.27	17.25	0.49	74.34
NDM22-123	1.52	21.34	19.82	0.24	13.83	0.42	81.80
NDM22-135	4.57	91.44	86.87	0.26	18.02	0.50	79.60
NDM22-137	3.05	70.10	67.05	0.29	15.34	0.48	70.76
NDM22-138	3.05	41.15	38.10	0.28	13.27	0.45	73.27
NDM22-139	1.52	21.34	19.82	0.26	12.94	0.42	64.81

(1) Downhole thickness is true thickness.

(2) Intervals reported are uncapped.

(3) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70). Rounding may cause minor discrepancies in the AuEq column.

(4) Au recovery based on cyanide shakes ("AuCN") run on all intervals with Au assay values >0.1 g/t.

To view a drill collar location map, please click on the following link:

https://integraresources.com/site/assets/files/2572/drill_collar_location_-_bf_-_2022-dec_sm.pdf

Execution of Drill Program: Methodology and Timeline

The stockpile drill program will be executed at 60 m collar spacing with select 30 m infill test holes. All drilling will be vertical through the entirety of the stockpiles. This drilling will be conducted by a combination of Sonic and traditional RC with casing advance drilling methods. Both these drilling methods will serve to maintain high sample quality through the drilling process. Additionally, the two sampling methods will provide a basis for comparison for continuity. Sampling will be conducted at 1.5 m intervals for the whole of the drilling with all samples sent to a third-party lab for analysis. These drilling methods provide the opportunity for various metallurgical tests, as well. Bottle rolls will be collected on crushed material and column testing is planned for select material obtained with the sonic drill.

The Company has increased drilling to 24 hours shifts and expects this drill program to be complete in early March 2023. A resource estimate on this material is expected to be complete by the end of the first half of 2023.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5-acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration of Post Falls, Idaho, a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar gold-silver project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600m in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing robust economic studies in its maiden preliminary economic assessment and now PFS. An independent technical report for the PFS on the DeLamar Project has been prepared in accordance with the requirements of NI 43-101 and is available under the Company's profile at www.sedar.com and on the Company's website at www.integraresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects. These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated, or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note for U.S. Investors Concerning Mineral Resources and Reserves

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this press release may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.